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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE  13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


May 18, 2000


                        EL SITIO, INC. (THE SITE, INC.)
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


        Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina
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                    (Address of principal executive office)

Indicate by check mark whether the registrant's files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2 (b):
82-______________________.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    EL SITIO, INC.
                                         -------------------------------------
                                                    (Registrant)

Date   May 18, 2000
    -------------------------            By   /s/ Horacio Milberg
                                         --------------------------------------
                                             Name:  Horacio Milberg
                                             Title: Chief Financial Officer and
                                                    Secretary
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                                 EL SITIO, INC.

                 NOTICE OF 2000 ANNUAL MEETING OF SHAREHOLDERS
                          To Be Held On June 15, 2000

     The 2000 Annual Meeting of Shareholders of El Sitio, Inc. will be held at our corporate offices in Buenos Aires on Thursday, June 15, 2000 at 3:00 p.m. (local time) for the following purposes:

          1. To elect nine (9) directors to the Board of Directors of El Sitio, Inc. for terms to expire at the 2001 Annual Meeting of Shareholders or until their successors are duly elected;

          2. To appoint Deloitte & Touche LLP as independent auditors for the year ending December 31, 2000;

          3. To ratify amendments to the 1999 Share Option Plan; and

          4. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on May 15, 2000 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof.

     Shareholders are invited to attend the Annual Meeting. Any shareholder entitled to attend and vote at the Annual Meeting is entitled to appoint a proxy to attend and vote instead of him or her. Whether or not you expect to attend, WE URGE YOU TO VOTE, SIGN, DATE AND PROMPTLY RETURN the enclosed Proxy Card in the envelope provided, which requires no postage if mailed in the United States. A proxy may be revoked by a shareholder at any time before the effective exercise thereof.

                                          By order of the Board of Directors

                                          /s/ HORACIO MILBERG
                                          HORACIO MILBERG
                                          Secretary

May 18, 2000

EL SITIO, INC.
Avenida Ingeniero Huergo 1167
C1107AOL, Buenos Aires
Argentina
Telephone: 5411-4339-3700
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                                PROXY STATEMENT
                                  INTRODUCTION

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of El Sitio, Inc., (the "Company") of proxies to be used at the 2000 Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Thursday, June 15, 2000 at 3:00 p.m. (local time) at our corporate offices in Buenos Aires, and at any adjournment or postponement thereof.

     The expected date of the first mailing of this Proxy Statement and the accompanying Proxy Card to the Company's shareholders is May 18, 2000.

                               PROXY SOLICITATION

     A Proxy Card is enclosed for use at the Annual Meeting. Proxies that are properly completed, signed and received at least 48 hours prior to the Annual Meeting will be voted in accordance with the instructions of the persons executing the same. Unless instructed to the contrary, the proxies will be voted for Proposals 1, 2 and 3 set forth in the Notice of the Annual Meeting. If any other matters are properly presented to the Annual Meeting for action, it is intended that the persons named in the enclosed Proxy Card and acting thereunder will vote in accordance with their best judgment on such matters. A proxy may be revoked by a shareholder at any time before the effective exercise thereof.

     The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company. Additional solicitation may be made by telephone, facsimile or other contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses for forwarding material to the beneficial owners of shares held of record by others.

     A copy of the Annual Report to Shareholders containing the Company's Annual Report on Form 20-F for the year ended December 31, 1999 (the "1999 Annual Report on Form 20-F") is enclosed herewith or has previously been sent to you. The 1999 Annual Report on Form 20-F includes the Company's audited consolidated financial statements as of and for the year ended December 31, 1999. The 1999 Annual Report on Form 20-F is not a part of this Proxy Statement.

     At the Annual Meeting, the holders of the Company's Common Shares, par value U.S. $0.01 per share (the "Common Shares") and the holders of its Class B Convertible Preferred Shares, par value U.S. $0.01 per share (the "Class B Convertible Preferred Shares" and, together with the Common Shares, the "Shares") will vote together as a single class on Proposals 1, 2 and 3. In addition, these shareholders will vote together as a single class on any other matters which may properly come before the Annual Meeting, except where a separate class vote is required in certain limited circumstances under by British Virgin Islands law or the Company's Memorandum and Articles of Association.

     On May 15, 2000, the record date for the determination of shareholders entitled to vote at the Annual Meeting, 41,330,689 Shares (consisting of 40,219,578 Common Shares and 1,111,111 Class B Convertible Preferred Shares) were outstanding and carry the right to one vote for each such Share with respect to each matter to be voted on at the Annual Meeting.

     For information concerning the share ownership of our directors and executive officers and 5% beneficial owners, see Item 7. "Major Shareholders and Related Party Transactions" in the 1999 Annual Report on Form 20-F.

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     Shares represented by proxies that withhold authority to vote for a nominee for director or indicate an abstention or broker non-vote will be treated as Shares present and entitled to vote for purposes of determining the presence of a quorum. However, such Shares will not be treated as votes cast at the Annual Meeting and thus will have no effect on the outcome. The presence, in person or by proxy, of holders of at least 50% of the Shares entitled to vote on proposals at the Annual Meeting will constitute a quorum.

PROPOSAL ONE: ELECTION OF DIRECTORS

     The Company's Articles of Association provide for a minimum of nine directors. At each Annual Meeting of Shareholders, directors are elected for a one-year term.

NOMINEES FOR DIRECTOR

     The Company's Board of Directors has nominated the following nine directors to be elected to the Board of Directors at the Annual Meeting for a one-year term, each of whom (other than Eric C. Neuman) is currently a director of the
Company:

                          NAME                                   POSITION
                          ----                                   --------
Roberto Vivo-Chaneton....................................  Chairman of the Board
Roberto Cibrian-Campoy...................................  Director
Carlos Cisneros..........................................  Director
Michael Greeley..........................................  Director
Guillermo Liberman.......................................  Director
Horacio Milberg..........................................  Director
Eric C. Neuman...........................................  Director (nominee)
Sofia Pescarmona.........................................  Director
Ricardo Verdaguer........................................  Director

     Mr. Neuman, who is a Principal with Hicks, Muse, Tate & Furst Incorporated, has been nominated to replace Michael Levitt, a Managing Director of the same firm, as a director.

     For biographical information about the directors and executive officers of the Company, as well as Mr. Neuman, and information concerning the Audit and Compensation Committees of the Board of Directors, compensation of directors and executive officers and related party transactions, see Item 6. "Directors, Senior Management and Employees" and Item 7. "Major Shareholders and Related Party Transactions" in the 1999 Annual Report on Form 20-F.

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL ONE.



PROPOSAL TWO: APPOINTMENT OF AUDITORS

     The Company's Articles of Association provide that the Company's auditors shall be appointed by a resolution of shareholders. The Board of Directors recommends the firm of Deloitte & Touche LLP to serve as independent auditors to audit the Company's consolidated financial statements for the fiscal year ending December 31, 2000.

     Deloitte & Touche LLP has served as independent auditors for the Company since the Company's incorporation in 1997. The affirmative vote of a majority of the Shares voting, in person or by proxy, on the proposal at the Annual Meeting is required to appoint such auditors.

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     A representative of Deloitte & Touche LLP will attend the Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions from shareholders.

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL TWO.



PROPOSAL THREE: AMENDMENTS TO 1999 SHARE OPTION PLAN

     In December 1999, the Compensation Committee of the Company's Board of Directors approved an increase by 1,572,700 Common Shares in the number of Common Shares reserved for issuance upon the exercise of options under the Company's 1999 Share Option Plan (the "Plan"), subject to ratification of such approval by the shareholders at the Annual Meeting. The total number of reserved Common Shares under the Plan had been 3,240,000 Common Shares, so that the total number of reserved Common Shares is to be increased to 4,812,700 (which is equal to approximately 10% of the Company's Common Shares on a fully diluted basis). The Compensation Committee believes that the increase in the total number of reserved Common Shares will provide flexibility to provide appropriate incentives for officers and employees of the Company, to reward officers and employees of the Company for outstanding performance and to enable the Company to attract and retain talented and experienced managers, including officers and employees of any acquisition candidates.

     Of the 4,812,700 reserved Common Shares under the Plan, 1,050,930 Common Shares remain available for further grant under the Plan. The Company granted options in respect of 1,541,670 Common Shares in December 1999 at an exercise price of $16.00 per share (equal to the public offering price in the Company's initial public offering in mid-December 1999). Of these options granted in December 1999, options were granted in respect of 521,770 Common Shares previously reserved under the Plan, and the remaining options were granted in respect of 1,050,930 Common Shares comprising a portion of the 1,572,700 Common Shares increase in reserved Common Shares approved by the Compensation Committee, subject to ratification by the Company's shareholders at the Annual Meeting.

     In December 1999, the Compensation Committee of the Board of Directors also approved an increase in the maximum number of options that may be granted to any one individual under the Plan from 15% to 25% of the total options issuable under the Plan, subject to ratification of such approval by the shareholders at the Annual Meeting. As of the date hereof, Roberto Cibrian-Campoy has been granted 14.54% of the total options issuable under the Plan, and no other individual has been granted more than 8.31% of the total options issuable under the Plan. The Compensation Committee believes that, while it has no current plan to award options in excess of the existing 15% level, the higher 25% will give it flexibility to provide appropriate incentives for officers and employees of the Company, to reward officers and employees of the Company for outstanding performance and to enable the Company to attract and retain talented and experienced managers.

     The Compensation Committee of the Board of Directors consists of Messrs. Vivo-Chaneton, Cisneros and Greeley.

     The Company's shareholders are now being requested to ratify the increase by 1,572,700 Common Shares in the number of reserved Common Shares under the Plan and the increase in the maximum number of options that may be granted to any one individual under the Plan to 25% of total options issuable under the Plan.

     For further information concerning the Plan, see Item 6. "Directors, Senior Management and Employees", Item 7. "Major Shareholders and Related Party Transactions" and Item 18. "Financial Statements" of the 1999 Annual Report on Form 20-F.

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     The affirmative vote of a majority of the Shares voting, in person or by proxy, on the proposal at the Annual Meeting is required for ratification of the above-described amendments to the 1999 Share Option Plan.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL THREE.



                                 OTHER MATTERS

     The Board does not know of any other business that may be presented for consideration at the Annual Meeting. If any business not described herein should come before the Annual Meeting, the persons named in the enclosed Proxy Card will vote on those matters in accordance with their best judgment.

     The Annual Report to Shareholders will be mailed without charge to any shareholder entitled to vote at the Annual Meeting, upon written request to El Sitio, Inc., Attention: Investor Relations, at the address set forth on the cover page hereof.

                                          By order of the Board of Directors

                                          /s/ HORACIO MILBERG
                                          HORACIO MILBERG
                                          Secretary

May 18, 2000
Buenos Aires

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